September 13, 2012

NOTICE

At the Annual Meeting of Shareholders of Teva Pharmaceutical Industries Ltd. held on September 12, 2012, all resolutions on the attached agenda (1-6) were approved by the shareholders by the required majority.

Teva Pharmaceutical Industries Ltd.

Teva Pharmaceutical Industries Ltd.
Agenda – Annual Meeting of Shareholders
September, 2012

1.	To approve the resolution of the Board of Directors to declare and distribute the cash dividends for the year ended December 31, 2011, paid in four installments in an aggregate amount of NIS 3.40 (approximately US$0.95, according to the applicable exchange rates) per ordinary share (or ADS).

2.	To appoint the following five persons to the Board of Directors, each to serve until the 2015 annual meeting of shareholders: Dr. Phillip Frost, Mr. Roger Abravanel, Prof. Richard A. Lerner, Ms. Galia Maor and Mr. Erez Vigodman.

3.	Directors’ Remuneration:

a.	To approve the payment to each of the Company’s directors currently in office and any additional directors as may be appointed from time to time, without the need for further act or approval, other than the Chairman and the Vice Chairman of the Board of Directors, with effect on and from the date of approval by shareholders, of an annual fee in the NIS equivalent of US$190,000 plus a per meeting fee of US$2,000. This remuneration will be paid plus VAT (as applicable), will be based on the exchange rate on the date of approval by shareholders and will be adjusted based on the Israeli Consumer Price Index subsequent to the date of approval by shareholders.

b.	To approve the following reimbursement and remuneration for Dr. Phillip Frost, Chairman of the Board of Directors:

(i) an amount of US$298,000 as reimbursement for his out of pocket travel expenses exceeding US$700,000 incurred during 2011 in connection with his participation in meetings of the Board of Directors and committees of the Board and other Company activities.

(ii) remuneration to Dr. Frost, for his service as Chairman of the Board of Directors, effective from and after the date of approval by shareholders, of an annual fee in the NIS equivalent of US$900,000 (according to the exchange rate on the date of approval by shareholders) plus VAT (as applicable) for such time as Dr. Frost continues to serve as Chairman of the Board of Directors. Such payment will be adjusted based on the Israeli Consumer Price Index subsequent to the date of approval by shareholders.

(iii) reimbursement up to an annual amount of US$700,000 for his out of pocket transportation costs related to the use of his airplane in connection with his participation in meetings of the Board of Directors and committees of the Board and other Company activities, for such time as Dr. Frost continues to serve as Chairman of the Board of Directors.

c.	To approve remuneration to Prof. Moshe Many, for his service as Vice Chairman of the Board of Directors with effect on and from the date of approval by shareholders, of an annual fee in the NIS equivalent of US$400,000 (according to the exchange rate on the date of approval by shareholders) plus VAT (as applicable), for such time as Prof. Many continues to serve as Vice Chairman of the Board of Directors. Such payment will be adjusted based on the Israeli Consumer Price Index subsequent to the date of approval by shareholders.

4.	To approve certain amendments to the Company’s Articles of Association in the manner described in the proxy statement dated August 8, 2012 filed with the U.S. Securities and Exchange Commission on August 8, 2012 (the “Proxy Statement”) and as reflected in the amended articles of association attached thereto.

5.	To approve, with respect to all directors of the Company currently in office and any other directors as may be appointed from time to time, including, without limitation, statutory independent directors, without the need for further act or approval, to indemnify and release such directors to the maximum extent permitted by law pursuant to the terms and provisions set forth substantially in the form of Indemnification and Release Agreement attached as Exhibit B to the Proxy Statement, including with respect to any acts or omissions made in their capacity as directors of the Company prior to the date of approval by shareholders, and to enter into with such directors Indemnification and Release Agreements in the form attached as Exhibit B of the Proxy Statement .

6.	To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm until the 2013 annual meeting of shareholders and to authorize the Board of Directors to determine its compensation, provided such compensation is also approved by the audit committee.